As filed with the Securities and Exchange Commission on January 16, 1996 File No. 70-8589

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________________________________
POST-EFFECTIVE AMENDMENT NO. 1
(AMENDMENT NO. 4)
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________
Cinergy Corp.
Cinergy Services, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202
Cinergy Investments, Inc.
251 North Illinois Street, Suite 1410
Indianapolis, Indiana  46204
(Name of companies filing this statement and addresses of principal executive offices)
Cinergy Corp.
(Name of top registered holding company)
William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Post-Effective Amendment to:

Cheryl M. Foley
Vice President, General Counsel and Corporate Secretary
Cinergy Corp.
(address above)

Item 1.   Description of Proposed Transactions

     A.   Background

     By order dated September 21, 1995 (Rel. No. 35-26376) (the 1995 Order"), the Commission, among other things, authorized Cinergy Corp., a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and Cinergy's wholly-owned nonutility holding company subsidiary, Cinergy Investments, Inc. ("Investments"), from time to time through May 31, 1998, (1) to acquire the securities of one or more companies ("Special Purpose Subsidiaries") formed to engage exclusively in the business of acquiring and holding (directly or indirectly) the securities of, and/or providing services to, exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") as defined in the Act, and
(2) to make direct and indirect investments in Special Purpose Subsidiaries (by means of equity and debt investments and guarantees and other forms of credit support in respect of debt securities of Special Purpose Subsidiaries) in an aggregate amount at any time outstanding not to exceed $115 million (the "Investment Limitation"), provided, however, that any direct or indirect investment by Cinergy in any Special Purpose Subsidiary would be made only if, on a pro forma basis, Cinergy's "aggregate investment" in all EWGs, FUCOs and Special Purpose Subsidiaries would not exceed 50% of Cinergy's "Consolidated retained earnings," in each case as determined pursuant to Rule 53(a).

     B.   Proposed Modifications to 1995 Order

     Applicants now request a supplemental order of the Commission modifying the 1995 Order solely in the following two respects: (1) to extend the authorization period and (2) to increase the Investment Limitation.

     Authorization Period: Applicants propose that the authorization period be extended to the earlier of (x) December 31, 1999, and (y) the effective date of any rule of general applicability adopted by the Commission that would exempt the proposed transactions from the applicable provisions of the Act.

     Investment Limitation: Cinergy requests authority to make direct or indirect investments in Special Purpose Subsidiaries in an aggregate amount which, when added to Cinergy's aggregate investment in all EWGs, FUCOs and Special Purpose Subsidiaries, does not exceed, at any point in time, 50% of Cinergy's consolidated retained earnings (the Rule 53 Investment Limitation ). Cinergy's aggregate investment and retained earnings shall be determined in accordance with Rule 53(a). As set forth in more detail below (see Item 1.C), the current Rule 53 Investment Limitation, which is based on Cinergy's consolidated retained earnings and aggregate investment in EWGs, FUCOs and Special Purpose Subsidiaries at September 30, 1995, is approximately $434 million.

     In any case in which an investment by Cinergy or Cinergy Investments in a Special Purpose Subsidiary takes the form of a guarantee by either such company of a security of a Special Purpose Subsidiary that is denominated in a currency other than U.S. dollars, the amount of such guarantee, for purposes of determining Cinergy's aggregate investment, would be determined by converting the stated or face amount of the underlying security into U.S. dollars at currency exchange rates in effect at the time such guarantee is issued.

     C.   Rule 53 Statement

     Under Rule 53, in determining whether to approve the issue or sale of a security by a registered holding company for purposes of financing the acquisition of an EWG, or the guarantee of a security of an EWG by a registered holding company, the Commission shall not make certain adverse findings under Sections 7 and 12 if the conditions specified in paragraphs
(a)(1) through (a)(4) of the Rule are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) thereof exists.

     After giving effect to the modifications to the 1995 Order proposed herein, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist. (The following discussion assumes the Cinergy system's existence for the dates and periods in question.)

     Rule 53(a)(1): At September 30, 1995, Cinergy had invested, directly or indirectly, an aggregate of approximately $20 million in EWGs and FUCOs (inclusive of indirect investments through Special Purpose Subsidiaries), located principally in Argentina. The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1995 is $908 million. Accordingly, based on Cinergy's consolidated retained earnings at September 30, 1995, the current Rule 53 Investment Limitation is
approximately $434 million (i.e., 50% of consolidated retained earnings   -
$454 million - minus aggregate investment at September 30, 1995 - $20 million).

    Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

     In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a majority-owned subsidiary company of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ( GAAP ). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

     In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

     Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs. Based on current staffing levels of Cinergy's domestic operating utility subsidiaries (such companies currently employ, in the aggregate, approximately 6,100 salaried and hourly employees), no more than 122 of the employees of these companies, in the aggregate, on a full-time equivalent basis, will be utilized at any one time in rendering services, directly or indirectly, to EWGs and FUCOs. Employees of PSI Energy, Inc., an Indiana utility subsidiary of Cinergy, have rendered services to certain EWGs and FUCOs in Argentina pursuant to the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674, 52 SEC Docket 2533, 2534-35 (Nov. 13, 1992).

     Rule 53(a)(4): Cinergy will simultaneously submit a copy of this Post-Effective Amendment and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

     Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

     Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

     Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended September 30, 1995 are $908 million, versus $937 million for the four quarters ended September 30, 1994, a difference of approximately $29 million (representing a decrease of 3%).

     Rule 53(b)(3): For the twelve months ended September 30, 1995, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses to be incurred, directly or indirectly, by the Applicants or any associate companies thereof in connection with this Post-Effective Amendment are estimated not to exceed $5,000, comprised principally of fees and expenses of Cinergy Services.

Item 3.  Applicable Statutory Provisions

     (See text under this heading set forth in the Application-Declaration as amended through Amendment No. 3.)

Item 4.  Regulatory Approval

     The transactions proposed in this Post-Effective Amendment are not subject to the jurisdiction of any state commission or of any federal commission other than this Commission.

Item 5.  Procedure

     Applicants request that the Commission issue and publish in the Federal Register not later than January 26, 1996 the requisite notice under Rule 23 with respect to the filing of this Post-Effective Amendment and the transactions proposed herein. Applicants further request that the notice specify a date not later than February 20, 1996 as the date after which the Commission may issue an order granting this Post-Effective Amendment, and that the Commission issue such order on February 21, 1996.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements.

       (a)  Exhibits  (supplemental list):

            F-1   Preliminary opinion of counsel
            G     Suggested form of Federal Register public notice

       (b)  Financial Statements  (updated):

            FS-1 Cinergy Consolidated Financial Statements, dated September 30, 1995

            FS-2  Cinergy Financial Statements, dated September 30, 1995

            FS-3 Investments Consolidated Financial Statements, dated September 30, 1995

            FS-4  Cinergy Services Financial Statements, dated September
30, 1995

            FS-5 Cinergy Consolidated Financial Data Schedule (included as part of electronic submission only)

            FS-6 Cinergy Financial Data Schedule (included as part of electronic submission only)

            FS-7 Investments Financial Data Schedule (included as part of electronic submission only)

            FS-8 Cinergy Services Financial Data Schedule (included as part of electronic submission only)

Item 7.  Information as to Environmental Effects.

        (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

        (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: January 16, 1996

                                     CINERGY CORP.


                                     By: /s/ William L. Sheafer
                                     Treasurer

                                     CINERGY INVESTMENTS, INC.


                                     By: /s/ William L. Sheafer
                                     Treasurer

                                     CINERGY SERVICES, INC.


                                     By: /s/ William L. Sheafer
                                     Treasurer

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